October 30, 2006

Mail Stop 3561

<u>By U.S. Mail</u>

Mr. Richard A. Hayne
Principal Executive Officer
Urban Outfitters, Inc.
1809 Walnut Street
Phiadelphia, PA 19103

Re: Form 10-K for the fiscal year ended January 31, 2006
**   Filed April 12, 2006**
**   File No. 0-22754**

Dear Mr. Hayne:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        William Choi
                                        Accounting Branch Chief